UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, $0.006 par value
(Title of Class of Securities)

36113E107
(CUSIP Number)

October 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36113E107

1	NAME OF REPORTING PERSON Kuhns Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,630,705 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,630,705 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,705 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

(1) Includes 86,005 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. 36113E107

1	NAME OF REPORTING PERSON John D. Kuhns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 205,745 (1)
	6	SHARED VOTING POWER 1,630,705 (2)
	7	SOLE DISPOSITIVE POWER 205,745 (1)
	8	SHARED DISPOSITIVE POWER 1,630,705 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,450 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN

(1) Includes 89,745 shares of Common Stock currently issuable upon the exercise of certain warrants.

(2) Includes 86,005 shares of Common Stock currently issuable upon the exercise of certain warrants.

(3) Includes 175,750 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. 36113E107

1	NAME OF REPORTING PERSON Mary Fellows
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 111,279
	6	SHARED VOTING POWER 1,630,705 (1)
	7	SOLE DISPOSITIVE POWER 111,279
	8	SHARED DISPOSITIVE POWER 1,630,705 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,984 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

(1) Includes 86,005 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. 36113E107

Item 1(a).	Name of Issuer:

Fushi Copperweld, Inc.  (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 Shuang Qiang Road, Jinzhou
Dalian, People’s Republic of China 116100

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Kuhns Brothers, Inc. (“Kuhns Brothers”)
558 Lime Rock Road
Lakeville, Connecticut 06039
Citizenship: Delaware

John D. Kuhns
558 Lime Rock Road
Lakeville, Connecticut 06039
Citizenship: United States

Mary Fellows
558 Lime Rock Road
Lakeville, Connecticut 06039
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.006 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

36113E107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

x	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP NO. 36113E107

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, Kuhns Brothers may be deemed to beneficially own 1,630,705 shares of Common Stock, including 86,005 shares of Common Stock currently issuable upon the exercise of certain warrants.

As of the date hereof, John D. Kuhns may be deemed to beneficially own an aggregate of 1,836,450 shares of Common Stock, including 175,150 shares of Common Stock currently issuable upon the exercise of certain warrants.  Mr. Kuhns, as the President of Kuhns Brothers, may be deemed to beneficially own the 1,630,705 shares of Common Stock beneficially owned by Kuhns Brothers.  Mr. Kuhns is also the direct beneficial owner of an additional 205,745 shares of Common Stock, including 89,745 shares of Common Stock currently issuable upon the exercise of certain warrants.

As of the date hereof, Mary Fellows may be deemed to beneficially own an aggregate of 1,741,984 shares of Common Stock, including 86,005 shares of Common Stock currently issuable upon the exercise of certain warrants.  Ms. Fellows, as an Executive Vice President and shareholder of Kuhns Brothers with voting and dispositive power with respect to the shares beneficially owned by Kuhns Brothers, may be deemed to beneficially own the 1,630,705 shares of Common Stock beneficially owned by Kuhns Brothers.  Ms. Fellows is also the direct beneficial owner of an additional 111,279 shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

CUSIP NO. 36113E107

(b)	Percent of class:

Based on 29,273,237 shares of Common Stock outstanding, which is the total number of Shares outstanding as of July 31, 2009 as reported in Amendment No. 2 to the Issuer’s registration statement on Form S-3, filed with the Securities and Exchange Commission on August 19, 2009, and 1,370,752 shares of Common Stock previously held by the Issuer in escrow that were delivered to Kuhns Brothers pursuant to that certain Settlement and Forbearance Agreement dated May 19, 2009 between Kuhns Brothers and the Issuer.  As of the date hereof, (i) Kuhns Brothers may be deemed to beneficially own approximately 5.6% of the outstanding shares of Common Stock, (ii) John D. Kuhns may be deemed to beneficially own approximately 6.2% of the outstanding shares of Common Stock and (iii) Mary Fellows may be deemed to beneficially own approximately 5.9% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP NO. 36113E107

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 36113E107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2009

KUHNS BROTHERS, INC.

By:	/s/ John D. Kuhns
John D. Kuhns, President

/s/ John D. Kuhns
JOHN D. KUHNS

/s/ Mary Fellows
MARY FELLOWS